ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

May 23, 2017

Via E-Mail

Pamela A. Long

Assistant Director

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	ZK International Group Co., Ltd.

Amendment 1 to Draft Registration Statement

Submitted April 4, 2017

CIK No. 0001687451

Dear Ms. Long:

We are in receipt of your comment letter dated April 20, 2017 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

The loss of any of our key vendors could have a materially adverse effect …, page 15

1.	Please add updated disclosure for any vendor that accounts for more than 10% of overall purchases during the fiscal year ended September 30, 2016. We note the disclosure on page 49.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the risk factor relating to our major vendors on page 15 accordingly.

Our officers/directors have entered into an agreement to act in concert..., page 24; Principal Shareholders, page 68

2.	Refer to comments 7, 8, and 20 in our February 10, 2017 letter. Please expand the disclosure in the prospectus to indicate that the agreement to act in concert stipulates that if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. Finally, disclose in the prospectus that the agreement in concert has a duration or term of 20 years from its effective date of May 13, 2015. We note the disclosures in the controlling shareholders’ agreement to vote in concert filed as exhibit 10.2 to the registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have expanded the disclosure on page 24 and page 69 to note the term of the vote-in-concert agreement is effective for 20 years from May 13, 2015 and that if the parties are unable to reach a unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties.

Shares Eligible for Future Sale..., page 27

3.	You disclose on page 27 that an aggregate of 9,000,000 shares will be outstanding immediately before the consummation of this offering. However, we note from your disclosures throughout your filing that there were 11,500,000 ordinary shares issued and outstanding as of March 24, 2017 following the stock split and two rounds of private placements. Please reconcile your disclosures regarding the number of shares which will be outstanding.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure on page 27 to indicate that an aggregate of 12,000,000 ordinary shares will be outstanding immediately before the consummation of this offering.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

Capitalization Tables, Page 32

4.	You indicate in your response to prior comment 10 that the capitalization tables have been updated. However, the tables in the amendment do not appear to be updated as of a date within 60 days of the filing date. We continue to remind you of the requirement under Item 3(B) of Form 20-F.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff based on our counsel’s verbal communication with Ms. Sisi Cheng on March 23, 2017, we plan to update the capitalization table in the next amendment and prior to the effectiveness of the registration statement.

5.	It does not appear that your capitalization tables give effect to the private placements in which you sold an aggregate of 2,500,000 shares following the stock split. Please revise your capitalization tables accordingly.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that based on our counsel’s verbal communication with Ms. Sisi Cheng on March 23, 2017, we plan to update the capitalization table in the next amendment and prior to the effectiveness of the registration statement.

Liquidity and Capital Resources, Page 37

6.	We note your response to prior comment 12 and your updated disclosure on page 38 related to factors for the significant increase in accounts receivable. In the interest of providing investors with a better insight into the collectability of your accounts receivable, please also disclose in future filings other information, similar to what you had provided in your response, including your typical payment terms, an aging schedule, subsequent collection, and when you expect the outstanding amount to be collected.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have expanded our disclosure in “Cash Flow Summary” under “Liquidity and Capital Resources” section to our Financial Statement to provide investors with a better insight into our accounts receivable (pg 38).

Shares Available for Future Sale, page 78

7.	We assume that the citation to footnote (1) in the public offering prospectus which refers to shares offered by the selling stockholders should appear on the line for currently outstanding shares rather than shares offered in this offering. Please revise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have placed the footnote (1) on the line for currently outstanding shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares, page 78; Legal Matters, pages 87 and 96; Exhibit 5.1

8.	Your response to comment 24 in our February 10, 2017 letter indicates that you plan to file a tax opinion as an exhibit to the registration statement. We may have further comment after you file the tax opinion as exhibit 8.1, the legal opinion as exhibit 5.1, and the related consents as exhibits to the registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that our counsel is preparing the tax opinion, which will be filed by the next amendment as exhibit 8.1.

Underwriting, page 84

9.	Identify the escrow agent. We note the disclosure on the prospectus’ outside front cover page that all investor funds will be held in an escrow account at Signature Bank until you sell at least one million shares in the public offering.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have instead decided to use Securities Transfer Corporation as the escrow agent for our best-efforts initial public offering. We have updated our disclosure throughout the registration statement, including the “Underwriting” section accordingly.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

Alternative Cover Page of Selling Shareholder Prospectus, page 90

10.	Please provide a fixed price for the shares offered by the selling shareholders. We note your disclosure that it will be the same as for the public offering by the company, but the prospectus cover page itself must disclose the actual offering price of the shares.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure in the alternative cover page to clearly state that the selling shareholders will sell at a fixed price of $5.00 per share, representing the price at which we sell shares in our public offering pursuant to the registration statement.

Alternative Plan of Distribution of Selling Shareholder Prospectus, page 95

11.	Please amend the first paragraph of this section to clarify as you have done in the third paragraph of the prospectus cover page that the selling shareholders will sell at a fixed price, identifying that price, until there is an established public trading market for the shares. At that time the selling shareholders may sell at market prices or in negotiated transactions or a combination of those methods.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the first paragraph of the alternative plan of distribution on page 95 to clarify that the selling shareholders will sell at a fixed price of $5.00 per share until there is an established public trading market for the shares. At that time the selling shareholders may sell at market prices or in negotiated transactions or a combination of those methods.

Undertakings, page 100

12.	Refer to comment 38 in our February 10, 2017 letter. The undertaking required by Item 512(a)(5)(ii) of Regulation S-K is an undertaking applicable to a Rule 415 offering. Since the public offering by the company and the resale offering by the selling shareholders are Rule 415 offerings, please provide the required undertaking as requested previously.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have provided the undertaking required by Item 512(a)(5)(ii) of Regulation S-K in the F-1 registration statement.

Signatures, page 101

13.	Besides the person or persons signing the registration statement on the company’s behalf, these persons must sign the registration statement in the capacities and on the dates indicated: the company’s principal executive officer, the company’s principal financial officer, the company’s principal accounting officer or controller, and at least a majority of the board of directors. Additionally, any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form F-1, and revise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the signature page pursuant to Instructions 1 and 2 for signatures on Form F-1.

Notes to Consolidated Financial Statements

General

14.	We note that you have revised your financial statements as of September 30, 2016 and 2015 to give retroactive effect to the stock split. We also note that the audit report has not been updated to address the changes to the historical financial statements. Please have your auditor provide you an audit opinion which provides audit coverage of the financial statement changes resulting from your stock split.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have included an updated audit opinion provided by our auditor covering the financial statement changes resulting from the stock split.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

15.	We note from your response to prior comment 28 that you have identified one single operating and reportable segment. Please disclose in your document your determination of one single reportable segment and how you reached the determination based on the guidance from ASC 280-10-50.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we carefully reviewed the guidance under ASC 280-10-50-1 where it specifies that an operating segment is a component of a public entity that has “all of the following characteristics”:

a. It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity);

b. Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance;

c. Its discrete financial information is available.

In identifying our operating segment, we assessed the characteristics of our operations, which include similarities in the Company’s products in the gas and water transmission system markets, how our products are applied in clients’ projects and geographies and the Company’s unified marketing and distribution strategy. All of our products are marketed under one brand and as such all of the Company’s products collectively benefit in the marketplace from this common marketing strategy. Resource allocation decisions are driven by the potential for increased sales. This includes considerations of whether the Company would be able to achieve expanded distribution, increased market penetration, improved client consumption or whether a particular product can be sold into a new geography. In making decisions about resource allocation and assessing performance, the Chief Operating Decision Maker (“CODM”) focuses on sales performance by sales channel and market segment using internally generated sales data - only on a consolidated basis only, discussions with senior management, and externally developed market consumption data acquired from independent sources.

Based on the following:

1)	We did not and currently have no plan to organize our company around differences in products and services, geographic areas, regulatory environment an, or a combination of factors as described under ASC 280;

2)	Absence of the discrete financial information available in our business, we have only one operating segment.

We have concluded that we are not qualified for the segment reporting.

Note 17 – Subsequent Events, page F-23

16.	We note from your disclosure on page 5 that you issued an aggregate of 2,500,000 shares for total proceeds of $1,300,000 in two rounds of private placements following the recapitalization. However, it appears that only one of these private placements was discussed in your subsequent events footnote. Please revise your disclosures to address all your subsequent share issuances.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure in the subsequent events footnote of the registration statement to address all subsequent share issuances.

17.	Please revise your disclosure to indicate the date through which subsequent events were evaluated and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure in the subsequent events footnote of the amended draft registration statement to indicate the date through which subsequent events were evaluated and whether that date is either the date the financial statements were issued or available to be issued.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

Item 8 – Exhibits and Financial Statement Schedules, Page 98

18.	We note your response to our previous comment 36. It remains unclear to us why you determined that you are not required to provide parent-only financial statements prescribed by Rule 5-04 of Regulation S-X. Please tell us the amount of restricted net assets of consolidated subsidiaries as of September 31, 2016 and how you computed the amount.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added parent-only financial statement as the Note 17 to our consolidated financial statements.

Exhibit 8.2

19.	Refer to comments 24 and 25 in our February 10, 2017 letter. Gaopeng & Partners must consent also to being named in the registration statement. For guidance you may wish to refer to Section IV of our Staff Legal Bulletin No. 19 (CF) or SLB 19 which is available on the Commission’s website. Additionally, Gaopeng & Partners must consent to the use of its name and the opinion expressed in the enforceability of liabilities section of the registration statement. Please revise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Gaopeng & Partners has consented to being named in the registration statement and the use of its name and the opinion expressed in the enforceability of liabilities section of the registration statement.

20.	The disclaimer on page 5 of the opinion that the opinion may not be relied upon by anyone other than the company, the underwriters, and their legal and financial advisors without the prior permission of the company and Gaopeng & Partners is inappropriate because investors are entitled to rely on the opinion. For guidance you may wish to refer to Section III.D.1. of our SLB 19 which is available on the Commission’s website. Please revise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that Gaopeng & Partners has revised its opinion accordingly for the investors to reply on the opinion.

21.	We assume that the reference on page 5 of the opinion to “this private equity financing in overseas capital markets” is inadvertent. Please revise.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that it was a clerical error and Gaopeng & Partners has revised its opinion accordingly.

Exhibits 10.11, 10.12, 10.13, 10.14 10.15, 10.16, and 10.17

22.	We note that you filed forms or drafts of the loan agreements as exhibits to the registration statement in response to comment 14 in our February 10, 2017 letter. Please file executed loan agreements as exhibits to the registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that there were 30 short-term revolving loans between our company and various banks as of September 30, 2016. Because the agreements were executed in Chinese and each bank has its own form of loan agreements, we believe that providing summary translation of the forms of the loan agreements is sufficient for the investors to obtain the necessary information relating to these loan agreements. In addition, we have described the variables of these agreements under “Credit Facility” on page 39.

Exhibit 10.18

23.	Your response to comment 40 in our February 10, 2017 letter indicates that you plan to file the escrow agreement as an exhibit to the registration statement. Ensure that you file the executed escrow agreement and not the form or draft of the escrow agreement as an exhibit to the registration statement.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that the Company plans to file the executed escrow agreement as Exhibit 10.18 by amendment.

ZK International Group Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zheijiang Province

People’s Republic of China 325025

We hope this response has addressed all of the Staff's concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi "Jason" Ye, Esq. of Ortoli Rosenstadt LLP at wsr@ortolirosenstadt.com or jye@ortolirosenstadt.com.

ZK International Group Co., Ltd.

By:	/s/ Jiancong Huang
Name:	Jiancong Huang
Title:	Chairman of the Board & Chief Executive Officer